Mail Stop 4561

February 25, 2009

Mr. Jun Wang
Chief Financial Officer
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square
No. 35 Financial District
Xicheng District, Beijing 100032
People's Republic of China

      Re: China Finance Online Co. Limited
              Form 20-F for Fiscal Year Ended December 31, 2007
              Filed June 5, 2008
              File No. 0-50975

Dear Mr. Wang:

      We have completed our review of your Form 20-F and related filings and have no further comments at this time on the specific issues raised.

      Sincerely,

      Mark Kronforst
      Accounting Branch Chief